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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER:

SIA Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 IDS Center, 80 S. 8th Street
(No. and Street)

Minneapolis	**Minnesota**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Boston **(612) 359-2558**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

50 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2 [illegible] 2010
BRANCH OF REGISTRATIONS
10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

2/14

SIA SECURITIES CORP.

TABLE OF CONTENTS

			Page
This report** contains (check all applicable boxes):			
(x)		Independent Auditors' Report.	1
( )	(a)	Facing Page.	
(x)	(b)	Statement of Financial Condition as of December 31, 2009.	2
(x)	(c)	Statement of Operations for the Year Ended December 31, 2009.	3
(x)	(d)	Statement of Cash Flows for the Year Ended December 31, 2009.	4
(x)	(e)	Statement of Changes in Shareholders' Equity for the Year Ended December 31, 2009.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).	
(x)		Notes to Financial Statements as of and for the Year Ended December 31, 2009.	6–9
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2009.	11
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(i)	Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements of Rule 15c3-3 (not applicable).	
( )	(k)	A Reconciliation between the audited and unaudited Consolidated Statement of Financial Condition with respect to methods of consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A copy of the SIPC Supplemental Report (not applicable).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	
( )	(o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act (not applicable).	
( )	(p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act (not applicable).	
( )	(q)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission (not applicable).	

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Paul Rasmussen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to SIA Securities Corp. as of and for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Paul Rasmussen
President

Subscribed to before me this 22nd day of January 2010.



Notary Public


VICKI L. ESTES
Notary Public-Minnesota
My Commission Expires Jan 31, 2013

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

January 22, 2010

SIA Securities Corp.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

Dear Sirs/Madams:

We are independent public accountants with respect to SIA Securities Corp. (the "Company"). We have audited the consolidated financial statements of the Company for the year ended December 31, 2009, and have issued our report thereon dated January 22, 2010 and such report expressed an unqualified opinion on those financial statements.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have read the Company's copy of the Certification of Exclusion From Membership (Form SIPC-3), dated January 5, 2009, that was filed with the Securities Investor Protection Corporation.

In our opinion, the description of the income set forth in the Company's copy of the Certification of Exclusion From Membership (Form SIPC-3), dated January 5, 2009 is consistent with the type of income reported by the Company in its consolidated financial statements for the year ended December 31, 2009.

Deloitte & Touche LLP

SIA Securities Corp.

(SEC I.D. No. 8-46668)

Statement of Financial Condition as of
December 31, 2009, Independent Auditors' Report,
and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
under Securities Exchange Act of 1934,
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
SIA Securities Corp.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of SIA Securities Corp. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



January 22, 2010

SIA SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

ASSETS:	
Cash equivalents (Note 2)	$ 154,922
Accounts receivable	5,771
Investment in affiliated mutual fund (Note 2)	35,920
Prepaid expenses	11,041
Deferred tax asset	1,357
TOTAL	$ 209,011

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Payable to Sit Investment Associates, Inc.	$ 73,824
Accounts payable	9,493
Income tax payable	1,328
Total liabilities	84,645
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value — authorized, 1,000,000 shares; issued and outstanding, 50,000 shares	500
Additional paid-in capital	84,500
Retained earnings	39,366
Total shareholders' equity	124,366
TOTAL	$ 209,011

See notes to statement of financial condition.

1. OWNERSHIP AND NATURE OF BUSINESS

SIA Securities Corp. (the "Company") is a 75%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary objective is the promotion and marketing of the Sit Mutual Funds (the "Mutual Funds"), a group of no-load mutual funds for which SIA is the investment adviser. Pursuant to a management agreement between the Company and SIA, most of the Company's operating expenses are paid by SIA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents consist of money market mutual funds. These money market mutual funds are carried at fair value and are considered cash equivalents because of the Company's ability to redeem them at any time.

Investment in Affiliated Mutual Fund — Investment represents shares of a Sit Mutual Fund which is recorded at fair value using public market quotations. The changes in fair value of such investments are included in income during the period in which the changes occur.

Revenue Recognition — Distribution and marketing revenue is recognized as earned. The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Sit Dividend Growth Fund, which are recognized as earned.

Income Taxes — The Company files its own income tax returns. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities at year-end using the tax rate expected to exist when the temporary difference reverses. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized.

Accounting guidance for the recognition, measurement, and disclosure of uncertain tax positions requires companies to recognize the tax benefits of uncertain positions only when the position is more-likely-than-not recognition to be sustained assuming examination by tax authorities. The amount recognized represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed, or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) on the excess.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Risks and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

3. ASSETS MEASURED AT FAIR VALUE

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 — Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value — The Company uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

A description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy is as follows.

Cash Equivalents — Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value (NAV) and classified as Level 1.

Investment in Affiliated Mutual Fund — The fair value of these securities and mutual funds are based on quoted prices in active markets or quoted NAV and are classified as Level 1.

	Fair Value Measurements as of December 31, 2009 Using			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 154,922	$ -	$ -	$ 154,922
Investment in affiliated mutual fund	35,920			35,920
	$ 190,842	$ -	$ -	$ 190,842

4. INCOME TAXES

The tax effects of temporary differences that give rise to deferred tax assets relate to the difference between the financial statement and tax basis of the investments held in affiliated mutual funds at year-end, using the tax rate expected to exist when the temporary difference reverses.

The Company had no unrecognized tax benefits or accrued interest and penalties as of December 31, 2009. The Company does not anticipate a significant increase in unrecognized tax benefits over the next twelve months. The federal and state tax returns are subject to examination by the tax authorities for the years subsequent to 2004 and 2005, respectively.

5. RELATED PARTY TRANSACTIONS

The Company has a management agreement with SIA whereby SIA pays most of the Company's operating expenses that are charged or allocated to the Company, including legal, professional, and insurance costs. SIA also provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a management fee to SIA. Additionally, SIA pays an annual distribution and marketing fee to the Company in an amount agreed upon by SIA and the Company. The Company has payables to SIA of $73,824 as of December 31, 2009.

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC-required levels. As of December 31, 2009, the Company's net capital of $86,866 was $61,866 in excess of its required net capital of $25,000. The Company's ratio of aggregated indebtedness to net capital was 0.97 to 1 as of December 31, 2009.

The Company claims exemption from the SEC's Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

7. SUBSEQUENT EVENTS

During 2009, the Company adopted new accounting guidance on the accounting for, and disclosure of, events that occur after the statement of financial condition, but before financial statements are issued or are available to be issued, also known as subsequent events. The Company evaluated subsequent events through the issuance of this statement of financial condition on January 22, 2010.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

January 22, 2010

SIA Securities Corp.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of SIA Securities Corp. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated January 22, 2010 and such report expressed an unqualified opinion on those financial statements)), in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

